CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                            New York, New York 10038


                                November 1, 2002



BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Morgan Stanley Charter Campbell L.P.
      Application to Withdraw of Form 8-A12B (File No. 001-31519)
      -----------------------------------------------------------

Ladies and Gentlemen:

Morgan Stanley Charter Campbell L.P. (the "Registrant") through its attorneys Cadwalader, Wickersham & Taft, hereby request the withdrawal of their Form 8-A12B, including all exhibits thereto, filed with the SEC on October 30, 2002 (File No. 001-31519) (the "Registration Statement").

The Registrant is making this request because the Registration Statement was inadvertently filed as a Form 8-A12B rather than a Form 8-A12G. The Registrant filed the appropriate Form 8-A12G on November 1, 2002.

      If you have any questions regarding this application please call Stephen Blumenfeld of Cadwalader, Wickersham & Taft at (212) 504-5694.

Sincerely,

/s/ Stephen Blumenfeld

Stephen Blumenfeld